                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*



                              SILVER DINER, INC.
________________________________________________________________________________
                               (Name of Issuer)


                       Common Stock, par value, $.00074
________________________________________________________________________________
                         (Title of Class of Securities)


                                  827655 10 1
        _______________________________________________________________
                                (CUSIP Number)


Mr. Robert T. Giaimo                     Arnold Westerman, Esquire
Silver Diner, Inc.                       Arent Fox Kintner Plotkin & Kahn, PLLC
11806 Rockville Pike                     1050 Connecticut Avenue, N.W.
Rockville, Maryland 20852                Washington, D.C.  20036-5339
(301)770-0333                            (202)-857-6243
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 22, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP NO. 827655 10 1
           ------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert T. Giaimo
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS(BK)
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER         1,435,474
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER           0
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER      300,000
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER      0
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,083,975

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.48%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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* Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, the amount of
Common Shares reported in Item 11 includes the beneficial ownership of the Common Shares owned by the Group referred to in Item 4 of Amendment No. 4.
Mr. Giaimo disclaims beneficial ownership of 3,528,501 Common Shares reported in
Item 11 above. See -- Item 4 of Amendment No. 4.

     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is filed by Robert T. Giaimo with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by Mr. Giaimo on April 5, 1996 , Amendment No. 1 to Schedule 13D filed by Mr. Giaimo on April 7, 1997, Amendment No. 2 to
Schedule 13D filed by Mr. Giaimo on December 18, 1998 ("Amendment No. 2") and Amendment No. 3 to Schedule 13D filed by Mr. Giaimo on January 28, 1999 ("Amendment No. 3"). All capitalized terms used and not defined herein shall have the respective meanings ascribed to them in Amendment No. 3.

Item 4.   Purpose of Transaction
          ----------------------

     The following is hereby added to and should be read together with the disclosures made in Item 4 of Amendment No.3:

     On February 19, 1999, the Steiner Family Partnership acquired 1,559 Common Shares for $1.27 per share. Mr. Steiner is a member of the Group and a director of the Issuer and owns a 25% interest in and is the managing partner of the Steiner Family Partnership. As a result of this acquisition and the acquisitions of Common Shares reported on Amendment No.1, the Common Shares which each member of the Group owns beneficially and of record is as follows:

          Group Member              Common Shares (1)
       ---------------------      ---------------------
          Robert Giaimo                 420,000 (2)(10)
          Catherine Britton           2,499,612 (3)(10)
          Charles Steiner               626,466 (4)(10)
          Robert Pincus                  39,655
          William Rulon-Miller            7,915
          George Mavrikes               52, 953 (5)(10)
          Michael Collier                84,049 (6)(10)
          Patrick Meskell               127,578 (7)(10)
          Timothy Cusick                 57,328 (8)(10)
          Ype Von Hengst               247, 498 (9)(10)

     (1) Since there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares set forth opposite the name of each Group member in the above table does not include the Common Shares owned by each of the other members of the Group.

     (2) The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record include the following: (a) 300,000 Common Shares directly owned by Mr. Giaimo; and (b) 120,000 Common Shares subject to options granted to Mr. Giaimo under the Stock Option Plan. The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record do not include: (a) 478,334 Common Shares owned of record by four persons who were principals of Food Trends Acquisition Corporation ("FTAC") prior to the merger of FTAC with and into Silver Diner Development, Inc. ("SDDI") (the "Merger"), which are subject to a voting agreement ("FTAC Affiliate Voting and Lockup Agreement"); (b) 102,135 Common Shares which are subject to a voting agreement and are owned of record by GKN Securities Corp. and/or certain assignees thereof ("GKN Voting and Lockup Agreement"); and (c) 555,005 Common Shares owned of record by stockholders of the Issuer that are subject to voting agreements. The voting rights described in clause (b) of the preceding sentence have been granted to Mr. Giaimo pursuant to the GKN Voting and Lockup Agreement provides that Mr. Giaimo has an irrevocable right to vote such Common Shares with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any an all matters that may come before the Issuer's stockholders for a vote. The proxy continues until the earlier of three years after the consummation of the Merger or the sale of the Common Shares by such stockholders to a non-affiliate in a bona fide transaction for value. The voting rights described in clause (c) above have been granted to Mr. Giaimo pursuant to the voting agreements that grant to Mr. Giaimo an irrevocable right to vote with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any and all matters that may come before the Issuer's stockholders for a vote. The appointment survives until the earliest of five years after the consummation of the Merger, the public offering of Common Shares by the Issuer from which the Issuer realizes $15 million or more, or the death of the stockholder. The 420,000 Common Shares owned beneficially and of record by Mr. Giaimo do not include any Common Shares owned by Ms. Catherine Britton, Mr. Giaimo's spouse, or Common Shares issuable upon the exercise of certain outstanding stock option agreements ("Options") that will be subject to the terms of Voting and Lockup Agreements between the holders of such Options and Mr. Giaimo. Mr. Giaimo disclaims beneficial ownership of Common Shares beneficially owned by Catherine Britton.

     (3) Includes options for 12,000 Common Shares under the 1996 Non-Employee Director Stock Option Plan. Also includes 20,003 Common Shares subject to options granted to Mr. Clinton A. Clark by Mr. Robert T. Giaimo pursuant to a stock option agreement between such parties, which agreement was assigned by Mr. Giaimo to, and assumed by, Ms. Britton. Does not include 420,000 Common Shares beneficially owned by Mr. Giaimo, Ms. Britton's spouse, or the 1,135,474 Common Shares Mr. Giaimo has the power under the voting agreements discussed in Note (2) above. Ms. Britton disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Giaimo.

     (4) Includes 559,466 Common Shares held of record by the Steiner Family Partnership (the "Partnership"). Charles Steiner, a director of the Issuer, owns a 25% interest in and is the managing partner of the Partnership. In addition to the Common Shares Mr. Steiner owns beneficially through his equity interest in the Partnership, Mr. Steiner also owns beneficially (a) 50,000 Common Shares held by the Branch Group, Inc. 401(k) Profit Sharing Plan (Mr. Steiner is sole trustee of the Branch Group, Inc. 401(k) Profit Sharing Plan and one of a number of beneficiaries thereof, holding an approximate 7% interest in the plan); (b) 5,000 Common Shares subject to options granted to Mr. Steiner under the 1991 Stock Option Plan; and (c) 12,000 Common Shares subject to options granted to Mr. Steiner under the 1996 Non-

          Employee Directors Stock Option Plan. By virtue of his position in the Partnership, Mr. Steiner may be deemed to own beneficially all of the Common Shares held of record by Partnership. Except to the extent of his 25% interest in the Partnership, Mr. Steiner disclaims beneficial ownership of the Common Shares held of record by the Partnership.

     (5) Includes options to purchase 33,336 Common Shares under the Second Amended and Restated 1991 Stock Option Plan.

     (6) Includes (a) options to purchase 26,069 Common Shares under the Second Amended and Restated 1991 Stock Option Plan; and (b) options to purchase 6,123 Common Shares under the 1991 Consultant Stock Option Plan. 31,672 Common Shares owned by Mr. Collier are subject to the terms of a voting agreement described in clause (e) of Note 2.

     (7) Includes: (a) options to purchase 20,003 Common Shares under the Earned Ownership Plan; (b) options to purchase 30,004 Common Shares under the 1991 Stock Option Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

     (8) Includes: (a) options to purchase 11,667 Common Shares under the 1991 Stock Option Plan; (b) options to purchase 3,849 Common Shares under the Earned Ownership Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

     (9) Includes options to purchase 45,000 Common Shares under the Stock Option Plan. 182,881 Common Shares owned by Mr. Hengst are subject to the terms of a voting agreement described in clause (e) of Note 2.

     (10) Unless otherwise stated in Notes 2 through 9 above, all references to options are to options exercisable currently and within 60 days of February 22, 1999.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The following is hereby added to and should be read together with the disclosures made in Item 5 of Amendment No. 3:

     The formation of the Group is the event which required Mr. Giaimo to file Amendment No. 2 and the acquisition of additional Common Shares by the Group is the event which required Mr. Giaimo to file Amendment No. 3. As of February 22, 1999, the Group dissolved. The dissolution of the Group is the event which required Mr. Giaimo to file this Amendment No. 4.

     The members of the Group do not intend to acquire collectively additional Common Shares. However, Mr. Giaimo and each Group member reserve the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such Group member's evaluation of the Issuer's business and financial condition. Further, some or all of the members of the Group may form other groups to purchase additional Common Shares. If Mr. Giaimo participates in any additional transactions involving the Common Shares, Mr. Giaimo, in his individual capacity or as a member of another group, will report any such transactions, as required by all applicable securities laws and regulations.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.


Date: March 4, 1999



                              /s/ Robert T. Giaimo
                              --------------------
                               Robert T. Giaimo